Protea Biosciences Group, Inc. 1311 Pineview Drive. Suite Morgantown, WV 26505 P: 304.292.2226 www.proteabio.com

September 21, 2015

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:	Ms. Suzanne Hayes, Assistant Director

Mr. Johnny Gharib

Re:	Protea Biosciences Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on September 1, 2015

File No. 000-51474

Ladies and Gentlemen:

This will acknowledge receipt of your comment letter of September 17, 2015 (the “Second Comment Letter”), in which the Staff of the Securities and Exchange Commission (the “Commission”) reiterates the comment originally set forth below in your letter dated September 9, 2015 (the “Initial Comment Letter”), addressed to Stephen Turner, Chief Executive Officer of Protea Biosciences Group, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 1, 2015 (the “Proxy Statement”).  Set forth below is the Staff’s comments, indicated in bold, The Company renews its response to the below comment set forth in our letter of September 11, 2015 and responds below to the statements of the Staff set forth in the Second Comment Letter.

Please revise your proxy statement to include the information required by Note A of Schedule 14A with respect to the vivoPharm acquisition or provide us with your analysis as to why such information is not required.

Simply put:

  The Company needs to raise significant additional financing to sustain its core business of providing technology which enables the direct analysis, mapping and display of molecular information in living cells and tissue samples. “Molecular information” refers to the generation and bioinformatic processing of very large data sets obtained by applying the Company’s technology to identify and characterize the proteins, metabolites, lipids and other molecules which are the products of all living cells and life forms (the “Core Business”);

  The Company believes and has been advised by its financial advisors that the only way to achieve significant additional funding for its Core Business is through listing its shares of common stock on the Nasdaq Capital Market (“Nasdaq”) or another national securities exchange acceptable to our investors and bankers;

  In order to qualify for listing on Nasdaq, the shares of common stock of the Company must have a consolidated closing bid price on the OTC Markets of $4.00 or more per share for not less than 90 consecutive days;

  The reverse stock split is NOT a condition to the proposed vivoPharm acquisition nor is the vivoPharm acquisition a condition to the reverse stock split. As set forth below, the stock split will pre-date and will have nothing to do with the proposed vivoPharm acquisition. The sole purpose of the reverse stock split is to enable the Company to obtain and maintain a minimum $4.00 per share bid price, which is a condition to qualifying for listing on Nasdaq and therefore raising significant additional financing;

  As a result of the above and before any significant financing or the vivoPharm acquisition is attempted, the Company intends to complete the reverse split as soon as it is approved by or consented to by holders of a majority of the outstanding Company shares.  Accordingly, the reverse split is intended to be consummated at least 90 days prior to any proposed financing;

  In addition to our obtaining approximately $6.0 million in financing for part of the purchase price, the proposed vivoPharm acquisition is subject to a number of other conditions including obtaining audited financial statements of vivoPharm under U.S. GAAP and in accordance with Regulation S-X promulgated under the Securities Act; and

  The Company will seek to and have consummated the reverse stock split, irrespective of whether or not any significant financing for its Core Business is obtained and whether or not the vivoPharm acquisition is consummated.

In its Second Comment Letter, the Staff noted:

“The vivoPharm acquisition is contingent on a reverse stock split, as described in Section 5(d) of the share purchase agreement with vivoPharm, dated March 31, 2015 which states, “On or before the Closing Date, the Buyer intends to consummate a reverse split of its issued and outstanding shares of Buyer Common Stock and any outstanding Common Stock Equivalents of the Buyer”

Response

Respectfully, the Staff’s comment is not accurate. The reverse stock split is NOT a condition to the proposed vivoPharm acquisition. The reference to the reverse stock split in Section 5.3(d) of the Share Purchase Agreement with vivoPharm is designed only as an item of disclosure in a representation regarding capitalization of the Company. The conditions to closing are set out in Articles VII and VIII of the Share Purchase Agreement. They do not include a reverse stock split as a closing condition on behalf of either the Selling Shareholders of vivoPharm or the Company. The Selling Shareholders are to receive a combination of cash and a dollar amount of Company shares based on the market price (subject to a $0.40 floor). Accordingly, the reverse stock split is NOT a condition to the obligation of either the Company or the Selling Stockholders to complete the transaction and does not affect the amount or value of the consideration to be paid - only the number of shares to be received.

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The Staff further noted in its Second Comment Letter:

“Page 16 of the preliminary proxy statement states that the purpose of the reverse stock split is to enable you to consummate a public or private equity or equity-type financing of between $20 million and $25 million prior to the end of 2015 (the “Financing”) and page 17 goes on to state that the vivoPharm acquisition is subject to a number of conditions including your completion of a financing of not less that $20.0 million”

Response

To clarify the Proxy Statement and the Company’s intent, we have amended the Frequently Asked Questions section of the Proxy Statement to replace the two questions on page 5 with the following, in order to more accurately describe the purpose and intent of the reverse stock split:

Q:	WHAT IS THE PURPOSE OF THE REVERSE SPLIT?

A:	We need to raise significant additional financing to sustain our core business of providing technology which enables the direct analysis, mapping and display of molecular information in living cells and tissue samples (the “Core Business”).

Our Common Stock is currently traded on the OTC Markets OTCQB marketplace. Such trading market is considered to be less efficient than that provided by a stock exchange such as the Nasdaq Stock Market or NYSE MKT. In order for us to list our Common Stock on the Nasdaq Stock Market or NYSE MKT, we must fulfill certain listing requirements, including minimum bid price requirements for our Common Stock.

We believe and have been advised by our financial advisors that the only way to achieve significant additional funding is through listing of our shares of Common Stock on the Nasdaq Stock Market or the NYSE MKT Exchange. However, in order to qualify for listing on the Nasdaq Stock Market, the shares of Common Stock of the Company must trade on the OTC Markets OTCQB at a per share price of $4.00 or higher for not less than 90 consecutive days prior to listing. In addition, we must have a minimum tangible stockholders’ equity of at least $4,000,000. As at June 30, 2015, the Company had a stockholders’ deficit of approximately ($8,000,000).

Requisite stockholder approval of the Charter Amendment and approval of the Reverse Split from FINRA will authorize our Board of Directors to file the Charter Amendment with the Secretary of the State of Delaware in order to effectuate the Reverse Split of our [*] issued and outstanding shares of Common Stock within a range of between one-for-fifteen (1:15) and one-for-twenty five (1:25), with such ratio to be determined by the Board of Directors, in its sole discretion.

Accordingly, the sole purpose of the Reverse Split is to enable us to qualify our Common Stock for listing on the Nasdaq Stock Market or the NYSE:MKT Exchange in order to enhance our chances of obtaining the significant additional capital we require. We intend to consummate such Reverse Split (within the above ratio range) immediately following our receipt of consents for such action by the holders of a majority of our outstanding voting Common Stock.

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Following consummation of the Reverse Split, we will thereafter seek to qualify our Common Stock for initial listing on the Nasdaq Stock Market or the NYSE MKT Exchange and intend to undertake such efforts to obtain an equity or equity type financing of between $20.0 million and $25.0 million from a public offering of our Common Stock and/or other equity-type securities (the “Financing”). Accordingly, we will consummate the Reverse Split whether or not our Common Stock will qualify for listing on the Nasdaq Stock Market or such other national securities exchange and whether or not we are successful in obtaining the much needed Financing.

There can be no assurance that following the Reverse Split the market price of our Common Stock will increase, or will increase in such proportion to permit us to “uplist” our shares on the Nasdaq Stock Market or the NYSE MKT Exchange. No assurance can be given that we will be in a position to apply to have our Common Stock listed on either exchange, or that, if we do so apply, that our application will be approved. Even if our Common Stock is listed on either exchange, there is no assurance that we will be able to satisfy the maintenance requirements for continued listing. In addition, no assurances can be given that the market price for our Common Stock will increase in the same proportion as the reverse split or, if increased, that such price will be maintained.

There can also be no assurance that we will be able to complete our proposed Financing or that even if consummated, it will be on terms and conditions that are beneficial to our Company and its stockholders.

As noted above, we will have consummated the Reverse Split even if we do not have the opportunity to apply for listing on either the Nasdaq Stock Market or the NYSE MKT Exchange.

The Charter Amendment Proposal is discussed in detail in “Proposal No. 3: Amendment of Certificate of Incorporation”. The full text of the proposed Charter Amendment is included as Annex A to this Consent Solicitation Statement.

Q:	WHEN WOULD THE CHARTER AMENDMENT AND THE REVERSE SPLIT BE CONSUMMATED?

A:	Consummation of filing the Charter Amendment and the related Reverse Split, including the final reduced number of shares of Common Stock into which our currently outstanding shares of Common Stock will be converted (within the stockholder-approved range referred to herein), will be determined by our Board of Directors and be consummated as soon as practicable following approval of such Reverse Split by our stockholders. Consummation of the Reverse Split is subject (i) our receipt of properly executed written consents on the proposal of the Reverse Split from stockholders holding a majority of the outstanding shares of our Common Stock as of the Record Date and (ii) receipt of approval of the Reverse Split from FINRA. We will consummate the Reverse Split promptly following satisfaction of the above conditions and will complete the Reverse Split whether or not we are able to consummate the proposed Financing.

The Staff further noted in its Second Comment Letter

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“In your response letter, you state that if you are successful in obtaining the Financing, $6.1 million of the net proceeds will be used to pay for the cash portion of the vivoPharm acquisition.”

Response

The Company acknowledges that continued references to the vivoPharm acquisition in the proxy statement coupled with the Financing could cause a reader to assume that the Reverse Split is a condition to or otherwise associated with consummating the vivoPharm acquisition. Accordingly, the Company has amended the Frequently Asked Questions section of the Proxy Statement to replace the first two questions on page 6 with the following. Most other references to the vivoPharm acquisition have been removed from the Proxy Statement.

Q:	DO YOU STILL INTEND TO PURSUE THE VIVOPHARM ACQUISITION?

A:	As disclosed in our Form 8-K, as filed with the SEC on April 6, 2015, for the reporting period of March 31, 2015, we entered into a share purchase agreement with the shareholders of vivoPharm to acquire 100% of the capital stock of vivoPharm and its subsidiaries (the “vivoPharm Acquisition”). Originally intended to close on July 7, 2015, we extended the closing date on two occasions to as late as January 31, 2016. As a result, The purchase price for the vivoPharm shares increased from $12,063,084 to $12,524,977, payable in cash and securities of our Company, of which (i) $100,000 was paid as a deposit to be credited as partial payment towards the purchase price, (ii) an additional $5,998,852 is payable in cash at the closing, and (iii) the balance of $6,426,125 is payable in the form of 642,612.5 shares of Protea’s 4% Series A Convertible Preferred Stock, with a liquidation value of $10.00 per share, to be issued to the vivoPharm shareholders on the closing date of the vivoPharm acquisition (“Series A Convertible Preferred Stock”). The Series A Preferred Stock would be convertible by the holder at any time into our Common Stock at a conversion price equal to the greater of (a) the same price per share at which we sell shares of Common Stock, or the highest conversion price or exercise price per share of any convertible securities, in either case, as issued in connection with our obtaining a minimum of $10.0 million to pay the cash portion of the purchase price., or (b) forty cents ($0.40) (adjusted and increased proportionately to give effect to the Reverse Split). In the event that the vivoPharm acquisition is not consummated by January 31, 2016, the share purchase agreement will terminate. Consummation of the vivoPharm Acquisition is also subject to our ability to audit the vivoPharm financial statements in accordance with United States generally accepted accounting principles.

Although we intend to pursue the vivoPharm acquisition, there is no assurance that we will be able to consummate the transaction or that, if consummated, that such acquisition will prove to be beneficial to the Company and its stockholders.

A vote of our stockholders is not required to approve the vivoPharm Acquisition, and your consent is NOT being solicited in connection therewith.

Q:	IS THE REVERSE SPLIT CONDITIONED UPON THE VIVOPHARM ACQUISITION OR IS THE VIVOPHARM ACQUISITION CONDITIONED UPON THE REVERSE SPLIT?

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A:	No. The Reverse Split is solely intended to produce and reflect an increase in the share price of our Common Stock from its current closing per share price to meet the initial per share listing requirement on the Nasdaq Stock Market or the NYSE MKT Exchange. The Reverse Split will be consummated as soon as possible, hopefully in October 2015, subject to approval or consent by our stockholders and approval by FINRA, and prior to consummation of the vivoPharm Acquisition, which we do not expect to complete until January 2016. Similarly, the vivoPharm Acquisition is dependent only upon our obtaining sufficient funds to pay the cash portion of the purchase price, and not upon the Reverse Split. Such funds could be obtained either through a portion of the net proceeds of the Financing primarily dedicated to obtaining working capital for our Core Business contemplated above, or through a separate private placement of our securities in an amount sufficient to pay the $5,998,852 closing cash payment. Such private placement could be obtained through any combination of debt or equity, and could be based on our existing capital structure or adjusted if we complete the Reverse Split prior to obtaining funding for the vivoPharm Acquisition. We intend to explore all options to obtain the funds necessary to consummate the vivoPharm Acquisition. Accordingly, the vivoPharm Acquisition is not conditioned upon or subject to the Reverse Split.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that the statements contained in this letter and the changes made to the Proxy Statement will be considered by the Staff to be satisfactory responses to the comments contained in the Second Comment Letter.  If you have any questions or comments with respect to the foregoing, please contact the undersigned at (304) 292-2226, or our legal counsel listed below at (212) 259-7300.

Sincerely yours,

Protea Biosciences Group, Inc.

By: /s/ Stephen Turner

Stephen Turner

cc:	Stephen Weiss, CKR Law LLP

Barrett DiPaolo, CKR Law LLP

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